Exhibit 99.1

Weibo Reports Third Quarter 2023 Unaudited Financial Results

BEIJING, China – November 9, 2023 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

“We further improved our platform's traffic structure and enhanced our operating efficiency this quarter,” said Gaofei Wang, CEO of Weibo. “On user front, our MAUs crossed the 600 million milestone and continued to grow healthily. On content operation, we focused on reinforcing our content ecosystem through developing key content verticals, aiming to drive traffic growth across various content verticals, improve user engagement and unlock monetization potentials of our platform. On monetization, our advertising business exhibited modest recovery this quarter. We also achieved further margin expansion through solid execution of our efficiency initiatives, with operating margin and non-GAAP operating margin reaching 30% and 37% this quarter, respectively.”

Third Quarter 2023 Highlights

•	Net revenues were US$442.2 million, a decrease of 3% year-over-year or an increase of 2% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$389.3 million, a decrease of 1% year-over-year or an increase of 3% year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$52.9 million, a decrease of 12% year-over-year or a decrease of 7% year-over-year on a constant currency basis [1].

•	Income from operations was US$134.0 million, representing an operating margin of 30%.

•	Net income attributable to Weibo’s shareholders was US$77.5 million and diluted net income per share was US$0.32.

•	Non-GAAP income from operations was US$163.9 million, representing a non-GAAP operating margin of 37%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$136.6 million and non-GAAP diluted net income per share was US$0.57.

•	Monthly active users (“MAUs”) were 605 million in September 2023, a net addition of approximately 21 million users on a year-over-year basis. Mobile MAUs represented 95% of MAUs.

•	Average daily active users (“DAUs”) were 260 million in September 2023, a net addition of approximately 8 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the third quarter of 2023 had been the same as it was in the third quarter of 2022, or RMB6.85=US$1.00.

Third Quarter 2023 Financial Results

For the third quarter of 2023, Weibo’s total net revenues were US$442.2 million, a decrease of 3% compared to US$453.6 million for the same period last year.

Advertising and marketing revenues for the third quarter of 2023 were US$389.3 million, a decrease of 1% compared to US$393.4 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were US$367.6 million, a decrease of 3% compared to US$378.4 million for the same period last year.

VAS revenues for the third quarter of 2023 were US$52.9 million, a decrease of 12% year-over-year compared to US$60.1 million for the same period last year, primarily due to decrease of game-related revenues.

Costs and expenses for the third quarter of 2023 totaled US$308.2 million, a decrease of 7% compared to US$330.3 million for the same period last year. The decrease of costs and expenses was mainly resulted from unfavorable foreign exchange impact on the reported numbers as well as decrease of personnel related costs.

Income from operations for the third quarter of 2023 was US$134.0 million, compared to US$123.2 million for the same period last year. Operating margin was 30%, compared to 27% last year. Non-GAAP income from operations was US$163.9 million, compared to US$162.1 million for the same period last year. Non-GAAP operating margin was 37%, compared to 36% last year.

Non-operating loss for the third quarter of 2023 was US$28.4 million, compared to US$120.4 million for the same period last year. Non-operating loss for the third quarter of 2023 mainly included (i) a US$19.5 million net interest and other loss; (ii) a US$15.9 million investment related impairment, which was excluded under non-GAAP measures; and (iii) a US$6.9 million gain from fair value change of investments in DiDi Global Inc. (OTC Pink: DIDIY), which was excluded under non-GAAP measures.

Income tax expenses were US$25.4 million, compared to US$19.8 million for the same period last year.

Net income attributable to Weibo’s shareholders for the third quarter of 2023 was US$77.5 million, compared to a loss of US$17.1 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the third quarter of 2023 was US$0.32, compared to diluted net loss per share attributable to Weibo’s shareholders of US$0.07 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the third quarter of 2023 was US$136.6 million, compared to US$119.0 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the third quarter of 2023 was US$0.57, compared to US$0.50 for the same period last year.

As of September 30, 2023, Weibo’s cash, cash equivalents and short-term investments totaled US$2.8 billion. For the third quarter of 2023, cash provided by operating activities was US$131.6 million, capital expenditures totaled US$7.8 million, and depreciation and amortization expenses amounted to US$13.9 million.

Conference Call

Weibo's management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on November 9, 2023 (or 7:00 PM to 8:00 PM Beijing Time on November 9, 2023) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BI29b93112bc7446d5b0a9680e9ba2f1d7

Additionally, a live and archived webcast of this conference call will available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, impairment of intangible assets, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible debt, senior notes and long-term loans. Adjusted EBITDA excludes interest income/expense, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
Net revenues:
Advertising and marketing	$393,426	$385,674	$389,301	$1,206,106	$1,130,275
Value-added services	60,134	54,566	52,850	182,228	165,894
Net revenues	453,560	440,240	442,151	1,388,334	1,296,169

Costs and expenses:
Cost of revenues (1)	94,383	94,272	93,998	294,498	274,123
Sales and marketing (1)	113,619	105,425	109,776	354,442	321,695
Product development (1)	97,025	92,945	82,764	315,862	266,385
General and administrative (1)	25,322	24,145	21,627	93,358	80,037
Impairment of intangible assets	-	-	-	10,176	-
Total costs and expenses	330,349	316,787	308,165	1,068,336	942,240
Income from operations	123,211	123,453	133,986	319,998	353,929

Non-operating loss:
Investment related loss, net	(105,901)	(25,190)	(8,915)	(309,527)	(6,950)
Interest and other income (loss), net	(14,460)	11,357	(19,498)	(21,765)	(5,459)
	(120,361)	(13,833)	(28,413)	(331,292)	(12,409)

Income (loss) before income tax expenses	2,850	109,620	105,573	(11,294)	341,520
Less: Income tax expenses	19,760	25,450	25,407	48,978	72,709

Net income (loss)	(16,910)	84,170	80,166	(60,272)	268,811
Less: Net income (loss) attributable to non-controlling interests	227	257	474	(3,911)	1,287
Accretion to redeemable non-controlling interests	-	2,526	2,203	-	8,156
Net income (loss) attributable to Weibo’s shareholders	$(17,137)	$81,387	$77,489	$(56,361)	$259,368

Basic net income (loss) per share attributable to Weibo’s shareholders	$(0.07)	$0.35	$0.33	$(0.24)	$1.10
Diluted net income (loss) per share attributable to Weibo’s shareholders	$(0.07)	$0.34	$0.32	$(0.24)	$1.09

Shares used in computing basic net income (loss) per share attributable to Weibo’s shareholders	235,894	235,361	235,842	235,543	235,307
Shares used in computing diluted net income (loss) per share attributable to Weibo’s shareholders	235,894	237,886	238,655	235,543	237,817

(1) Stock-based compensation in each category:
Cost of revenues	$2,544	$2,238	$2,308	$7,597	$7,082
Sales and marketing	5,107	4,113	4,243	15,224	12,969
Product development	14,424	13,256	13,306	44,520	40,362
General and administrative	7,749	6,460	5,834	20,995	18,970

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31,	September 30,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$2,690,768	$2,455,007
Short-term investments	480,428	314,629
Accounts receivable, net	502,443	434,069
Prepaid expenses and other current assets	391,502	374,940
Amount due from SINA(1)	487,117	497,108
Current assets subtotal	4,552,258	4,075,753

Property and equipment, net	249,553	216,765
Goodwill and intangible assets, net	245,223	218,428
Long-term investments	993,630	1,283,578
Other non-current assets	1,088,790	916,013
Total assets	$7,129,454	$6,710,537

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,029	$156,243
Accrued expenses and other current liabilities	923,678	606,608
Income tax payable	55,282	74,887
Deferred revenues	79,949	79,028
Unsecured senior notes	-	798,991
Current liabilities subtotal	1,219,938	1,715,757

Long-term liabilities:
Unsecured senior notes	1,540,717	743,453
Long-term loans	880,855	888,947
Other long-term liabilities	97,404	84,930
Total liabilities	3,738,914	3,433,087

Redeemable non-controlling interests	45,795	59,296

Shareholders’ equity :
Weibo shareholders’ equity	3,330,250	3,207,129
Non-controlling interests	14,495	11,025
Total shareholders’ equity	3,344,745	3,218,154
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,129,454	$6,710,537

(1) Included short-term loans to and interest receivable from SINA of US$420.4 million as of December 31, 2022 and US$429.0 million as of September 30, 2023.

WEIBO CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
Income from operations	$123,211	$123,453	$133,986	$319,998	$353,929
Add: Stock-based compensation	29,824	26,067	25,691	88,336	79,383
Amortization of intangible assets resulting from business acquisitions	4,381	4,271	4,209	15,027	12,919
Accrual of non-cash compensation cost to non-controlling interest shareholders	4,689	-	-	15,587	-
Impairment of intangible assets	-	-	-	10,176	-
Non-GAAP income from operations	$162,105	$153,791	$163,886	$449,124	$446,231

Net income (loss) attributable to Weibo’s shareholders	$(17,137)	$81,387	$77,489	$(56,361)	$259,368
Add: Stock-based compensation	29,824	26,067	25,691	88,336	79,383
Amortization of intangible assets resulting from business acquisitions	4,381	4,271	4,209	15,027	12,919
Accrual of non-cash compensation cost to non-controlling interest shareholders	4,689	-	-	15,587	-
Impairment of intangible assets	-	-	-	10,176	-
Investment related gain/loss, net (1)	105,901	25,190	8,915	309,527	6,950
Non-GAAP to GAAP reconciling items on the share of equity method investments	(3,503)	(11,262)	19,430	2,414	12,351
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(154)	(156)	(101)	(5,063)	(414)
Tax effects on non-GAAP adjustments (2)	(6,605)	(727)	(645)	(22,917)	(1,176)
Amortization of issuance cost of convertible debt, unsecured senior notes and long-term loans	1,611	1,606	1,607	4,833	4,819
Non-GAAP net income attributable to Weibo’s shareholders	$119,007	$126,376	$136,595	$361,559	$374,200

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.50 *	$0.53	$0.57	$1.52 *	$1.57

Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo’s shareholders	235,894	237,886	238,655	235,543	237,817
Add: The number of shares for dilution resulted from convertible debt (3)	6,753	-	-	6,753	-
The number of shares for dilution resulted from unvested restricted share units (3)	1,550	-	-	1,167	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	244,197	237,886	238,655	243,463	237,817

Adjusted EBITDA:
Net income (loss) attributable to Weibo’s shareholders	$(17,137)	$81,387	$77,489	$(56,361)	$259,368
Non-GAAP adjustments	136,144	44,989	59,106	417,920	114,832
Non-GAAP net income attributable to Weibo’s shareholders	119,007	126,376	136,595	361,559	374,200
Interest (income) expense, net	(8,896)	1,366	2,823	(28,325)	(5,554)
Income tax expenses	26,365	26,177	26,052	71,895	73,886
Depreciation expenses	8,268	9,962	9,354	25,614	29,917
Adjusted EBITDA	$144,744	$163,881	$174,824	$430,743	$472,449

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

(3)	To adjust the number of shares for dilution resulted from convertible debt and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION
UNAUDITED ADDITIONAL INFORMATION
(In thousands of U.S. dollars)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
Net revenues
Advertising and marketing
Non-Ali advertisers	$378,378	$358,894	$367,633	$1,141,405	$1,063,558
Alibaba - as an advertiser	15,048	26,780	21,668	64,701	66,717
Subtotal	393,426	385,674	389,301	1,206,106	1,130,275

Value-added services	60,134	54,566	52,850	182,228	165,894
	$453,560	$440,240	$442,151	$1,388,334	$1,296,169